UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report:  December 22, 2020

Flora Growth Corp.

(Exact name of issuer as specified in its charter)

Ontario

State or other jurisdiction of incorporation or organization
N/A

(I.R.S. Employer Identification No.)

65 Queen Street West, Suite 800
Toronto, Ontario M5H 2M5

(Full mailing address of principal executive offices)

+1 (416) 861 - 2267

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of One Common Share and One-half of one Warrant and Common Shares underlying Warrants
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Item 7.  Resignation of President, Chief Executive Officer and Director

On December 16, 2020, Damian Lopez resigned from his positions as President, Chief Executive Officer and Director of Flora Growth Corp. (the “Company” or “Flora”).  Mr. Lopez will continue with the Company as the Vice President of Strategy & Legal, as set forth in further detail below.
Item 9.  Appointment of Chief Executive Officer, President and Vice President of Strategy & Legal
President and Chief Executive Officer
On December 16, 2020, the Company’s board of directors (the “Board”) appointed Luis Merchan as the President and Chief Executive Officer of the Company, effective upon the public announcement of same.  His biographical information is set forth below.
Mr. Merchan is a proven executive with over 10 years of experience in enterprise sales management from industry-leading consumer package goods companies.  Mr. Merchan has a background in corporate strategy, merchandising, expense management, and customer experience.  Mr. Merchan has served on Flora’s Board and as the President – Consumer Goods since July 2020, which role will be subsumed by the President and Chief Executive Officer roles.  From January 2020 to July 2020, Mr. Merchan served as Vice President of Workforce Strategy and Operations for Macy’s Inc. (“Macy’s”), where he managed the enterprise’s profit and loss expense line for its 540-store portfolio.  Throughout Mr. Merchan’s 10-year tenure at Macy’s, Mr. Merchan led various sales and marketing initiatives, including the B2B corporate sales team that was responsible for $160 million in annual revenue and 15% year over year growth.  Prior to Mr. Merchan’s most recent role, Mr. Merchan held various executive-level roles at Macy’s. From January 2019 to December 2019, Mr. Merchan served as VP of Customer Experience and Selling Support Services. From January 2017 to January 2019, Mr. Merchan served as Group VP National Merchandising and Sales – Beauty. From June 2013 to December 2016, Mr. Merchan served as VP Regional Merchandise Execution. Mr. Merchan obtained his Bachelor of Industrial Engineering from Pontifical Xaverian University in Bogota, Colombia and his MBA from McNeese State University.  Mr. Merchan also holds a Graduate Certificate in Marketing Management from Harvard University.
Vice President of Strategy & Legal
On December 16, 2020, the Board appointed Mr. Lopez as the Vice President of Strategy & Legal, effective upon the public announcement of same.  His biographical information is set forth below.
Mr. Lopez has over 10 years of experience working in the Latin American market, including corporate finance, mergers and acquisitions and go-public transactions.  In addition, Mr. Lopez is a corporate securities lawyer who has worked with various Canadian and US publicly listed companies in the technology, resources and cannabis industries. Mr. Lopez served as the President, Chief Executive Officer and Director of the Company from March 2019 to December 2020. Since February 2018 to the present, Mr. Lopez serves as the Chief Executive Officer of Wolf Acquisition Corp, a TSX Venture Exchange listed capital pool company.  From May 2016 to January 2019, Mr. Lopez served as the President, Chief Executive Officer, and Director of Valencia Ventures Inc., a Canadian resource company.  Since August 2015 to the present, Mr. Lopez is legal counsel and corporate secretary of a number of Canadian public companies. From September 2011 to July 2015, Mr. Lopez was a Corporate Associate at Stikeman Elliott LLP, a law firm specializing in corporate and securities law. Mr. Lopez is fluent in English and Spanish and obtained a Juris Doctor from Osgoode Hall Law School and a Bachelor of Commerce & Finance from the University of Toronto.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP., an Ontario corporation

Date: December 22, 2020	By:	/s/Luis Merchan
Luis Merchan
President and Chief Executive Officer

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